

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letter dated December 7, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1. We note that you have summarized the nature of the Evergreen acquisition at the beginning of your response letter. To help us better understand the facts and circumstances surrounding this transaction, please address the following:
    a. We note that you hold membership interests in eight LLCs. For those entities, clarify whether you are the managing-member of the LLCs.
    b. Explain to us the function and rights that you have as a manager or managing-member of the LLCs pursuant to the operating agreements. Include any relevant excerpts from the operating agreements in your response.
    c. Please confirm that you only hold a membership interest in the eight LLCs you described as (a) – (h) of the first paragraph on page 2. For the LLCs you hold a membership interest, please tell us whether you have any voting rights

and share in the distribution of profits and losses of the LLCs. If so, please tell us the percentage interest you have of such rights and/or distributions. Advise us why these specific entities were not accounted for differently in light of these interests, and clarify if it is your intention to assume membership interests in the other LLCs in order to fully execute your business plan as it relates to this merger.

d. Explain to us how by being the manager of the LLCs and having a nominal tenant-in-common interest will likely allow you to block any attempt to remove the company as the property manager. Tell us how you determined this right only had nominal value as it seems integral to your ability to maintain your role as the manager. Quantify the value assigned to this right and how it was calculated.

e. Pursuant to the operating agreements, tell us whether there are any circumstances (e.g., breach of contract, performance, etc.) that would cause grounds for your removal as manager or managing member without your consent.

2. We have read your response to comment one. While the majority of the former Evergreen employees no longer work at the company, we continue to believe that the service of these employees had value at the time of the acquisition of the management contracts given that such service allowed you to continue to operate without causing a major disruption to your business and that you were required to employ these employees for 60 days after the initial closing. Given your limited size prior to the acquisition, we are unclear how operationally you reasonably expected to manage the properties from the acquisition date without the continued workforce of Everest. Tell us the actual value you attributed to the employees in your materiality analysis, and explain to us the method used and assumptions made to support your conclusion that the value of the assembled workforce was not material at the time of the acquisition.

3. As you obtain the various consents and other interests referenced in your response to comment one, tell us what accounting consequence if any will be recorded upon the change from your role as a subcontractor.

4. We have read your response to comments two and five. To the extent you acquired the membership interests described as (a) – (h) in the first paragraph on page 2, it is unclear how you determined that your interest in these entities (LLCs) is nominal given that in six of the eight entities your membership interest is greater than 20%. Please advise and revise your materiality analysis to quantify the value of these interests. In addition, tell us what accounting literature you relied upon when determining member interests in LLCs can be accounted for as an intangible asset.

5. We have read your response to comment three. We note since the closing of the acquisition you have obtained the required consents for you to become the manager of the LLCs. Please clarify whether you are now deemed the manager of all the LLCs. If not, explain why. To the extent you were the designated manager of these LLCs for the periods ended June 30, 2010 and/or September 30, 2010, please provide

William J. Carden
American Spectrum Realty Inc.
January 7, 2011
Page 3

    us your analysis pursuant to FASB 810-10 in determining whether the LLCs should
    have been consolidated in your financial statements for these periods ended.

6. We also note that you acknowledged that your current disclosure does not reflect a
    clear picture of the facts and circumstances surrounding the acquisition of the
    management contracts and you plan to revise such disclosure in future filings. Please
    provide us your proposed disclosure.

7. We have read and considered your response to comment four. We note that you have
    determined that the useful life of the management contracts should be 40 years given
    that the company would not have paid the value it did for the contracts if it had
    believed, based on economic, competitive and other relevant factors, that it had a
    shorter useful life. Tell us the economic, competitive, and other indicators you
    considered in determining that a useful life of 40 years is appropriate. Also, describe
    what market trends or historical experience you observed within your industry that
    supports your representation that management agreements for these types of
    properties remain in place and contribute to the future cash flows of a manager for a
    period of 40 years.

8. In addition, it is unclear from your materiality analysis on whether the amortization of
    the management contracts over 40 years would have had a material impact on the
    financial statements for the six month period ending June 30, 2010 and the nine
    month period ending September 30, 2010. Please revise your materiality analysis to
    include these periods.

    You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at
(202) 551-3413 with any other questions.

            Sincerely,

            Cicely LaMothe
            Accounting Branch Chief